Mail Stop 0308

January 7, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Dwight Webb
President and Chief Executive Officer
Vita Equity, Inc.
837 West Hastings Street - Suite 314
Vancouver, British Columbia V6C 3N6
CANADA

Re:	Vita Equity, Inc.
Amendment No. 1 to Form SB-2
Filed on December 29, 2004
File No.  333-119147

Dear Mr. Webb:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page, page ii

1. We note your response to prior comment 2. However, please include the fact that your affiliates must resell their securities for the $0.05 per share price for the duration of the offering on your cover page and summary section. Also, please make clear that your affiliate selling shareholders are considered underwriters of this offering on your cover page, summary section, and plan of distribution section.

Prospectus Summary, page 1

2. We note your response to our previous comment 6 that you do not intend to provide any financial projections in your Form SB-2. Also, we recognize that you removed the phrase "and financial projections" from the first sentence of your Summary paragraph. However, you still reference "financial projections delivered herewith" in the second sentence. Please tell us whether you intend to provide investors with projections. If so, they must be included in the registration statement.

Risk Factors, page 3

3. We note your response to our prior comment 11. However, please refer to it as a going concern opinion, not a "comment."

We may not achieve sufficient brand recognition, page 5

4. We note your response to our prior comment 13. However, if you are unable to quantify the exact amount of expenditures you anticipate making on your "aggressive brand-enhancement strategy," because the amounts depend on your financing, please provide a range of amounts based on your possible financing that you would like to spend for your brand-enhancement strategy. Further, please detail your brand-enhancement strategies based up the different degrees of financing you anticipate you may receive. If you have no planned strategies, please state this in your risk factors.

Directors, Executive Officers, Promoters and Control Persons, page
14

5. In the sentence preceding your Directors, Executive Officers, Promoters, and Control Persons Table, you state that the table sets forth certain information regarding the executive officers and directors of "Branson Jewelry (USA), Inc." However, no where else in your filing do you mention Branson Jewelry (USA), Inc. Please discuss this company and advise us of its relevance to this registration statement, or delete the reference.

Experts, page 17

6. The experts section now states that the financial statements are included as an Exhibit. Please revise to include the financial statements as a part of the basic document. It is not appropriate to include the financial statements as an exhibit.

7. Please revise the second sentence of the Experts section to eliminate the reference to interim period financial statements being included in reliance on Weinberg`s report.

History and Background, page 18

8. We note your response to our previous comment 40. However, Mr. Baessato provides consulting services for you as you stated on page
24 of this registration statement. Please revise your registration statement to discuss Mr. Baessato`s services in this section.

Jewelry, page 19

9. We note your response to our prior comment 47. However, in your response letter, you state that you have included wording to indicate that you do not have any patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts. Please indicate where in your filing this statement is located. See Item 101(b)(7)
of Regulation S-B.

Disclosure, page 22

10. We note your response to our prior comment 52. However, in addition to referring to proxy and information statements, please also mention your current reports on Form 8-K that you will file. Additionally, in the last sentence of your Disclosure section paragraph, please state that you "will be" an electronic filer, not that you "intend" to be one. See Item 101(c)(3) of Regulation S-B.

The Nine-Month Periods Ended September 30, 2004 and September 30,
2003, page 23

11. In your response letter, you did not respond to prior comment
57.
Therefore, we reissue our previous comment 57. Please quantify those operation expenses where two or more factors contributed to one category. This would provide the reader with a better understanding of the expenses and the extent to which each factor contributed to the overall costs. For example, please discuss the amount and percentage that your accounting, audit, and legal fees contributed to your professional fees. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

Plan of Operations, page 26

12. We note your response to our prior comment 62. In your initial registration statement, you said that you would require $50,000 to maintain your operations for the next twelve months. Furthermore, you said that you would be able to raise that amount through current accounts receivable and future sales. In response to our comment for clarification, you claimed that if you are unable to solicit new clients or increase future sales you would consider less expensive methods of marketing and explore other methods of increasing your gross profit margin. However, please disclose further your intentions of continuing as a going concern if decreasing your marketing expenditures and/or increasing your gross profit margin do not provide you with $50,000.

Certain Relationships and Related Transactions, page 27

13. We note your response to prior comment 65. However, since you have amended your registration statement to discuss the terms of your actual related party transactions, please remove your first sentence of the first paragraph of this section that discusses how you "intend" to treat related transactions. Also, in your text paragraphs describing the sales to related parties and your rent owed to related parties, please describe each of your transactions so that the figures in the text correspond to the figures in the table.

Changes in and Disagreements with Accountants, page 28

14. You disclosed Weinberg was engaged on October 29, 2003. Please tell us who your independent accountant was before that date. If you had one, then please revise the document to provide all of the disclosures required by Item 304 of Regulation S-B. If you did not have one, then please revise the document to disclose this fact and tell us how the business operated without the services of an independent accountant.

Signatures, page 49

15. We note your response to prior comment 79. Please have the registration statement signed by your controller or your principal accounting officer. See Instructions for Signatures on Form SB-2.

Exhibit 5.1 - Opinion of Counsel

16. We reissue our prior comment 80. You should provide a legal opinion from counsel that is admitted to practice in the State of Nevada or from U.S. counsel that does not limit its opinion to the jurisdiction in which it is located. Please revise.


*	*	*	*	*	*


      You may contact Robert Burnett, at (202) 942-1809, or
Michael
Moran, Accounting Branch Chief, at (202) 942-2823, if you have questions regarding comments on the financial statements and related matters.  Please contact John Fieldsend, at (202) 824-5505, or
Ellie
Quarles, Special Counsel, at (202) 942-1859, or me at (202) 942-
1900
with any other questions.

      Sincerely,




      H. Christopher Owings
      Assistant Director


cc:	Mr. Doug Bolen
	c/o Vita Equity, Inc.
      837 West Hastings Street - Suite 314
      Vancouver, British Columbia, V6C 3N6
      CANADA
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Mr. Dwight Webb
Vita Equity, Inc.
January 7, 2005
Page 1